Exhibit 99.1

ReNew Announces Results for the Second Quarter

of Fiscal 2024 (Q2 FY24) and First Half of Fiscal 2024 (H1 FY24),

both ended September 30, 2023

November 20, 2023: ReNew Energy Global Plc (“ReNew” or “the Company”) (Nasdaq: RNW, RNWWW), a leading decarbonization solutions company, today announced its unaudited consolidated IFRS results for Q2 FY24 and H1 FY24.

Operating Highlights:

•
As of September 30, 2023, the Company’s portfolio consisted of 13.8 GWs, compared to 13.4 GWs as of September 30, 2022, of which ~8.3 GWs are commissioned and 5.5 GWs are committed.
•
Total Income (or total revenue) for H1 FY24 was INR 53,291 million (US$ 641 million), compared to INR 47,416 (US$ 571 million) for H1 FY23. Net profit for H1 FY24 was INR 6,754 million (US$ 81 million) compared to a net loss of INR 1,090 million (US$ 13 million) for H1 FY23. Adjusted EBITDA for H1 FY24 was INR 39,897 million (US$ 480 million), as against INR 38,366 million (US$ 462 million) in H1 FY23. Cash Flow to equity (“CFe”) for H1 FY24 was INR 19,364 million (US$ 233 million) compared to INR 21,040 million (US$ 253 million) in H1 FY23.
•
Total Income (or total revenue) for Q2 FY24 was INR 28,632 million (US$ 345 million), compared to INR 22,409 (US$ 270 million) for Q2 FY23. Net profit for Q2 FY24 was INR 3,771 million (US$ 45 million) compared to a net loss of INR 986 million (US$ 12 million) for Q2 FY23. Adjusted EBITDA for Q2 FY24 was INR 21,298 million (US$ 256 million), as against INR 18,209 million (US$ 219 million) in Q2 FY23. Cash Flow to equity (“CFe”) for Q2 FY24 was INR 9,780 million (US$ 118 million) compared to INR 7,125 million (US$ 86 million) in Q2 FY23.

•
Days Sales Outstanding (“DSO”) ended Q2 FY24 at 112 days, a 119 day improvement year on year.

Note: the translation of Indian rupees into U.S. dollars has been made at INR 83.08 to US$ 1.00. See note 1 for more information.

Key Operating Metrics

As of September 30, 2023, our total portfolio consisted of 13,776 MWs an increase of 3.0% year on year, and commissioned capacity was 8,315 MWs, an increase of 8.0% year on year of which 4,172 MWs were wind, 4,044 MWs were solar and 99 MWs were hydro based.

Electricity Sold

Total electricity sold in H1 FY24 was 11,169 million kWh, an increase of 12.3% over H1 FY23. Total electricity sold in Q2 FY24 was 6,055 million kWh, an increase of 27.4% over Q2 FY23.

Electricity sold in H1 FY24 from wind assets was 6,436 million kWh, an increase of 13.4% over H1 FY23. Electricity sold in H1 FY24 from solar assets was 4,447 million kWh, an increase of 11.9% over H1 FY23. Electricity sold for H1 FY24 from hydro assets was 286 million kWh, a decrease of 2.1% over H1 FY23.

Electricity sold in Q2 FY24 from wind assets was 3,801 million kWh, an increase of 36.4% over Q2 FY23. Electricity sold in Q2 FY24 from solar assets was 2,071 million kWh, an increase of 16.0% over Q2 FY23. Electricity sold for Q2 FY24 from hydro assets was 183 million kWh, an increase of 1.7% over Q2 FY23.

Plant Load Factor

Our weighted average Plant Load Factor (“PLF”) for H1 FY24 for wind assets was 35.7%, compared to 33.7% for H1 FY23. The PLF for H1 FY24 for solar assets was 25.3% compared to 24.5% for H1 FY23.

Our weighted average Plant Load Factor (“PLF”) for Q2 FY24 for wind assets was 41.3%, compared to 32.7% for Q2 FY23. The PLF for Q2 FY24 for solar assets was 23.1% compared to 21.8% for Q2 FY23.

Total Income

Total Income for H1 FY24 was INR 53,291 million (US$ 641 million), an increase of 12.4% over H1 FY23. The increase in total income was primarily due to higher operational capacity, higher PLF and higher finance income partially offset by lower income on account of change in the fair value of warrants. Total income includes finance income and fair value change in derivative instruments of INR 2,684 million (US$ 32 million).

Total Income for Q2 FY24 was INR 28,632 million (US$ 345 million), an increase of 27.8% over Q2 FY23. The increase in total income was primarily due to higher operational capacity, higher PLF and higher finance income partially offset with lower late payment surcharge from customers . Total income includes finance income and fair value change in derivative instruments of INR 1,163 million (US$ 14 million).

Employee Benefit Expense

Employee benefit expense for H1 FY24 was INR 2,296 million (US$ 28 million), an increase of 15.3% over H1 FY23 driven by an increase in headcount, partially offset by lower employee share-based payments.

Employee benefit expense for Q2 FY24 was INR 1,149 million (US$ 14 million), an increase of 27.5% over Q2 FY23 driven by an increase in headcount, partially offset by lower employee share-based payments.

Other Expenses

Other Expenses for H1 FY24 were INR 7,209 million (US$ 87 million), an increase of 28.6% over H1 FY23. The increase was primarily driven by an increase in operating activities, and a provision created for contractual obligations.

Other Expenses for Q2 FY24 were INR 4,161 million (US$ 50 million), an increase of 39.2% over Q2 FY23. The increase was primarily driven by an increase in operating activities, and a provision created for contractual obligations.

Finance Costs and Fair Value Change in Derivative Instruments

Finance costs and fair value change in derivative instruments for H1 FY24 was INR 24,030 million (US$ 289 million), a decrease of 20.3% over H1 FY23. The decrease in finance costs is primarily due to lower non-cash mark to market impact, reduction in loss on fair value change on derivative instruments on U.S. dollar denominated borrowings and lower bond refinancing and other costs.

Finance costs and fair value change in derivative instruments for Q2 FY24 was INR 12,953 million (US$ 156 million), a decrease of 7.2% over Q2 FY23. The decrease in finance costs was primarily due to lower non-cash mark to market adjustments on borrowings and reduction of loss on fair value change on derivative instruments, year on year.

Net Profit/ Loss

The net profit for H1 FY24 was INR 6,754 million (US$ 81 million) compared to a net loss of INR 1,090 million (US$ 13 million) for H1 FY23, with the improvement primarily driven by higher operating revenue and lower finance costs, year on year.

The net profit for Q2 FY24 was INR 3,771 million (US$ 45 million) compared to a net loss of INR 986 million (US$ 12 million) for Q2 FY23, with the improvement primarily driven by higher operating revenue and lower finance costs, quarter on quarter.

Adjusted EBITDA

Adjusted EBITDA H1 FY24 was INR 39,897 million (US$ 480 million), as compared to INR 38,366 million (US$ 462 million) in H1 FY23. During H1 FY24, pursuant to IFRIC 12 (Service Concession Arrangements) related to our investment in transmission, we recognized Gross Revenue of INR 2,058 million (US$ 25 million) and Adjusted EBITDA of INR 326 million (US$ 4 million) in H1 FY24.

Adjusted EBITDA Q2 FY24 was INR 21,298 million (US$ 256 million), as compared to INR 18,209 million (US$ 219 million) in Q2 FY23. During Q2 FY24, pursuant to IFRIC 12 (Service Concession Arrangements) related to our investment in transmission, we recognized Gross Revenue of INR 1,345 million (US$ 16 million) and Adjusted EBITDA of INR 177 million (US$ 2 million) in Q2 FY24.

Adjusted EBITDA is a non-IFRS measure. For more information, see “Use of Non-IFRS Measures” elsewhere in this release. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board. In addition, reconciliations of non-IFRS measures to IFRS financial measures, and operating results are included at the end of this release.

FY 24 Guidance

We are raising the lower end of our FY24 Adjusted EBITDA guidance range by approximately 3% and continue to expect to complete construction of between 1,750 to 2,250 MWs by the end of Fiscal Year 2024.

The Company’s Adjusted EBITDA and Cash Flow to equity guidance for FY24 are subject to the weather being similar to FY23.

Financial Year	Adjusted EBITDA	Adjusted EBITDA/share	Cash Flow to equity (CFe)	CFe/share
FY24	INR 62,000 – INR 66,000 million	INR 153 - INR 164	INR 6,000 – INR 8,000 million	INR 15 - INR 20

Cash Flow

Cash generated from operating activities for H1 FY24 was INR 32,399 million (US$ 390 million), compared to INR 28,130 million (US$ 339 million) for H1 FY23. The increase was primarily on account of higher profit and lower working capital in H1 FY24.

Cash generated from operating activities for Q2 FY24 was INR 18,926 million (US$ 228 million), compared to INR 20,563 million (US$ 248 million) for Q2 FY23. The decrease was primarily on account of higher working capital deployment in Q2 FY24.

Cash used in investing activities for H1 FY24 was INR 92,872 million (US$ 1,118 million), compared to INR 21,013 million (US$ 253 million) for H1 FY23. Cash was used primarily for investment in projects and lower redemption of term deposits.

Cash used in investing activities for Q2 FY24 was INR 47,516 million (US$ 572 million), compared to INR 7,305 million (US$ 88 million) for Q2 FY23. Cash was used primarily for investment in projects and lower redemption of term deposits.

Cash generated from financing for H1 FY24 was INR 46,704 million (US$ 562 million), compared to cash used in financing activities of INR 9,966 million (US$ 120 million) in H1 FY23. The increase was primarily on account of lower repayments.

Cash generated from financing for Q2 FY24 was INR 32,905 million (US$ 396 million), compared to cash used in financing activities of INR 12,513 million (US$ 151 million) in Q2 FY23. The increase was primarily on account of higher proceeds (net of repayments).

Liquidity Position

As of September 30, 2023, we had INR 83,614 million (US$ 1,006 million) of cash and bank balances. This included an aggregate of cash and cash equivalents of INR 24,433 million (US$ 294 million) and INR 59,181 million (US$ 712 million) as bank balances other than cash and cash equivalents including deposits with maturities more than twelve months.

Debt

Gross debt on September 30, 2023 was INR 587,245 million (US$ 7,068 million).

Receivables

Total receivables, as on September 30, 2023, was INR 28,674 million (US$ 345 million) of which INR 5,048 million (US$ 61 million) was unbilled and others. The day sales outstanding was 112 as on September 30, 2023, as compared to 231 as on September 30, 2022, an improvement of 119 days year on year. Andhra Pradesh Discom (Distribution

Companies being our customers) had total receivables of INR 10,135 million (US$ 122 million) as of September 30, 2023, compared to INR 19,561 million (US$ 235 million) as of September 30, 2022.

Use of Non-IFRS Financial Measures

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure. We present Adjusted EBITDA as a supplemental measure of its performance. This measurement is not recognized in accordance with IFRS and should not be viewed as an alternative to IFRS measures of performance. The presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

The Company defines Adjusted EBITDA as Profit/(loss) for the period plus (a) current and deferred tax, (b) finance costs and FV changes on derivative instruments, (c) change in fair value of warrants (if recorded as expense) (d) depreciation and amortization, (e) listing expenses, (f) share based payment and other expense related to listing less (g) share in profit/(loss) of jointly controlled entities (h) finance income and FV change in derivative instruments, (I) change in fair value of warrants (if recorded as income). We believe Adjusted EBITDA is useful to investors in assessing our ongoing financial performance and provides improved comparability on a like to like basis between periods through the exclusion of certain items that management believes are not indicative of our operational profitability and that may obscure underlying business results and trends. However, this measure should not be considered in isolation or viewed as a substitute for net income or other measures of performance determined in accordance with IFRS. Moreover, Adjusted EBITDA as used herein is not necessarily comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation.

Our management believes this measure is useful to compare general operating performance from period to period and to make certain related management decisions. Adjusted EBITDA is also used by securities analysts, lenders and others in their evaluation of different companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on our capital structure, debt levels and credit ratings. Therefore, the impact of interest expense on earnings can vary significantly among companies. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate. As a result, effective tax rates and tax expenses can vary considerably among companies.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. Some of these limitations include:

•
it does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments or foreign exchange gain/loss;
•
it does not reflect changes in, or cash requirements for, working capital;
•
it does not reflect significant interest expense or the cash requirements necessary to service interest or principal payments on outstanding debt;
•
it does not reflect payments made or future requirements for income taxes; and
•
although depreciation, amortization and impairment are non-cash charges, the assets being depreciated and amortized will often have to be replaced or paid in the future and Adjusted EBITDA does not reflect cash requirements for such replacements or payments.

Investors are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis. For more information, please see the Reconciliations of Net loss to Adjusted EBITDA towards the end of this earnings release.

Cash Flow to Equity (CFe)

CFe is a Non-IFRS financial measure. We present CFe as a supplemental measure of our performance. This measurement is not recognized in accordance with IFRS and should not be viewed as an alternative to IFRS measures of performance.

The presentation of CFe should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We define CFe as Adjusted EBITDA add non-cash expense and finance income and fair value change in derivative, less interest expense paid, tax paid/(refund) and normalized loan repayments. Normalized loan repayments are repayment of scheduled payments as per the loan agreement. Ad Hoc payments and refinancing (including planned arrangements/ borrowings in previous periods) are not included in normalized loan repayments. The definition also excludes changes in net working capital and investing activities.

We believe IFRS metrics, such as net income (loss) and cash from operating activities, do not provide the same level of visibility into the performance and prospects of our operating business as a result of the long-term capital-intensive nature of our businesses, non-cash depreciation and amortization, cash used for debt servicing as well as investments and costs related to the growth of our business.

Our business owns high-value, long-lived assets capable of generating substantial Cash Flows to Equity over time. We believe that external consumers of our financial statements, including investors and research analysts, use CFe both to assess ReNew performance and as an indicator of its success in generating an attractive risk-adjusted total return, assess the value of the business and the platform. This has been a widely used metric by analysts to value our business, and hence we believe this will better help potential investors in analyzing the cash generation from our operating assets.

We have disclosed CFe for our operational assets on a consolidated basis, which is not our cash from operations on a consolidated basis. We believe CFe supplements IFRS results to provide a more complete understanding of the financial and operating performance of our businesses than would not otherwise be achieved using IFRS results alone. CFe should be used as a supplemental measure and not in lieu of our financial results reported under IFRS.

Webcast and Conference Call Information

A conference call has been scheduled to discuss the earnings results at 8:30 AM ET (7:00 PM IST) on November 20, 2023. The conference call can be accessed live at https://edge.media-server.com/mmc/p/968yyce4 or by phone (toll-free) by dialing:

US/ Canada: (+1) 855 881 1339
France: (+33) 0800 981 498
Germany: (+49) 0800 182 7617
Hong Kong: (+852) 800 966 806
India: (+91) 0008 0010 08443
Japan: (+81) 005 3116 1281
Singapore: (+65) 800 101 2785
Sweden: (+46) 020 791 959
UK: (+44) 0800 051 8245
Rest of the world: (+61) 7 3145 4010 (toll)

An audio replay will be available following the call on our investor relations website at https://investor.renew.com/news-events/events

Notes:

(1)
This press release contains translations of certain Indian rupee amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, the translation of Indian rupees into U.S. dollars has been made at INR 83.08 to US$ 1.00, which was the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on September 29, 2023. We make no representation that the Indian rupee or U.S. dollar amounts referred to in this press release could have been converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate or at all.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, including statements regarding our future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause our results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long-term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; the availability of solar panels and other raw materials; our limited operating history, particularly as a relatively new public company; our ability to attract and retain relationships with third parties, including solar partners; our ability to meet the covenants in our debt facilities; meteorological conditions; supply disruptions; solar power curtailments by state electricity authorities and such other risks identified in the registration statements and reports that our Company has filed or furnished with the U.S. Securities and Exchange Commission, or SEC, from time to time. Portfolio represents the aggregate megawatts capacity of solar power plants pursuant to PPAs, signed or allotted or where we have received a letter of award. There is no assurance that we will be able to sign a PPA even though we have received a letter of award. All forward-looking statements in this press release are based on information available to us as of the date hereof, and we assume no obligation to update these forward-looking statements.

About ReNew

Unless the context otherwise requires, all references in this press release to “we,” “us,” or “our” refers to ReNew and its subsidiaries.

ReNew is a leading decarbonization solutions company listed on Nasdaq (Nasdaq: RNW, RNWWW). ReNew's clean energy portfolio of ~13.8 GWs on a gross basis as of September 30, 2023, is one of the largest globally. In addition to being a major independent power producer in India, we provide end-to-end solutions in a just and inclusive manner in the areas of clean energy, value-added energy offerings through digitalization, storage, and carbon markets that increasingly are integral to addressing climate change. For more information, visit renew.com and follow us on LinkedIn, Facebook and Twitter.

Press Enquiries

Shilpa Narani
Shilpa.narani@renew.com
+ 91 9999384233

Investor Enquiries

Nathan Judge

Nitin Vaid

ir@renew.com

RENEW ENERGY GLOBAL PLC

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(INR and US$ amounts in millions)

	As at March 31,	As at September 30,
	2023	2023	2023
	(Audited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)
Assets
Non-current assets
Property, plant and equipment	538,355	592,780	7,135
Intangible assets	38,595	38,010	458
Right of use assets	10,618	10,864	131
Investment in jointly controlled entities	3,007	2,933	35
Financial assets
Investments	466	592	7
Derivative instruments	4,216	4,152	50
Trade receivables	9,072	9,134	110
Loans	356	266	3
Others	1,901	2,192	26
Deferred tax assets (net)	4,645	5,886	71
Prepayments	1,018	1,449	17
Non-current tax assets (net)	5,776	6,358	77
Contract assets	7,139	9,057	109
Other non-current assets	11,463	9,286	112
Total non-current assets	636,627	692,959	8,341
Current assets
Inventories	1,194	1,490	18
Financial assets
Investments	460	400	5
Derivative instruments	2,120	3,382	41
Trade receivables	21,615	19,539	235
Cash and cash equivalents	38,182	24,433	294
Bank balances other than cash and cash equivalents	37,837	57,810	696
Loans	54	252	3
Others	4,094	4,863	59
Prepayments	1,311	2,399	29
Contract assets	572	1,006	12
Other current assets	2,364	3,909	47
	109,803	119,483	1,438
Assets held for sale	64	1,012	12
Total current assets	109,867	120,495	1,450
Total assets	746,494	813,454	9,791
Equity and liabilities
Equity
Issued capital	4,808	4,808	58
Share premium	154,136	154,138	1,855
Hedge reserve	(618)	(2,345)	(28)
Share based payment reserve	5,886	6,752	81
Retained losses	(53,610)	(52,283)	(629)
Other components of equity	(3,750)	(3,326)	(40)
Equity attributable to equity holders of the parent	106,852	107,744	1,297
Non-controlling interests	11,548	16,219	195
Total equity	118,400	123,963	1,492
Non-current liabilities
Financial liabilities
Interest-bearing loans and borrowings	467,293	502,670	6,050
Lease liabilities	5,471	5,815	70
Derivative instruments	521	214	3
Liability for put options with non-controlling interest	4,422	5,612	68
Others	1,735	1,851	22
Deferred government grant	203	197	2
Employee benefit liabilities	207	227	3
Provisions	16,859	18,251	220
Deferred tax liabilities (net)	15,454	17,902	215
Other non-current liabilities	3	0	0
Total non-current liabilities	512,168	552,739	6,653

RENEW ENERGY GLOBAL PLC

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(INR and US$ amounts in millions)

	As at March 31,	As at September 30,
	2023	2023	2023
	(Audited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)
Current liabilities
Financial liabilities
Interest-bearing loans and borrowings	63,114	84,575	1,018
Lease liabilities	698	688	8
Trade payables	6,118	7,145	86
Liability for put options with non-controlling interests	987	997	12
Derivative instruments	1,654	3,380	41
Others	38,672	37,141	447
Deferred government grant	11	11	0
Employee benefit liabilities	271	325	4
Other current liabilities	4,117	395	5
Current tax liabilities (net)	284	1,343	16
	115,926	136,000	1,637
Liabilities directly associated with the assets held for sale	—	752	9
Total current liabilities	115,926	136,752	1,646
Total liabilities	628,094	689,491	8,299
Total equity and liabilities	746,494	813,454	9,791

RENEW ENERGY GLOBAL PLC

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

(INR and US$ amounts in millions, except share and par value data)

	For the three months ended September 30,			For the six months ended September 30,
	2022	2023	2023	2022	2023	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)	(INR)	(INR)	(USD)
Income
Revenue	19,560	25,956	312	41,734	47,206	568
Other operating income	16	193	2	270	302	4
Late payment surcharge from customers	962	2	0	962	857	10
Finance income and fair value change in derivative instruments	718	1,163	14	1,318	2,684	32
Other income	1,150	1,245	15	2,070	2,075	25
Change in fair value of warrants	3	73	1	1,062	167	2
Total income	22,409	28,632	345	47,416	53,291	641
Expenses
Raw materials and consumables used	39	1,168	14	39	1,732	21
Employee benefits expense	901	1,149	14	1,992	2,296	28
Depreciation and amortisation	3,955	4,433	53	7,784	8,626	104
Other expenses	2,989	4,161	50	5,604	7,209	87
Finance costs and fair value change in derivative instruments	13,963	12,953	156	30,158	24,030	289
Total expenses	21,847	23,864	287	45,577	43,893	528
Profit before share of profit of jointly controlled entities and tax	562	4,768	57	1,839	9,398	113
Share in loss of jointly controlled entities	—	(49)	(1)	—	(85)	(1)
Profit before tax	562	4,719	57	1,839	9,313	112
Income tax expense
Current tax	495	339	4	854	822	10
Deferred tax	1,053	609	7	2,075	1,737	21
(Loss) / profit for the period	(986)	3,771	45	(1,090)	6,754	81
Weighted average number of equity shares in calculating basic and diluted EPS	392,258,643	366,410,437	366,410,437	388,603,306	368,219,352	368,219,352
(Loss) / earning per share
Basic and diluted (loss) / earning attributable to ordinary equity holders of the Parent (in INR)	(2.27)	9.38	0.11	(2.53)	16.77	0.20

RENEW ENERGY GLOBAL PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(INR and US$ amounts in millions)

	For the three months ended September 30,			For the six months ended September 30,
	2022	2023	2023	2022	2023	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)	(INR)	(INR)	(USD)
Cash flows from operating activities
Profit before tax	562	4,719	57	1,839	9,313	112
Adjustments to reconcile profit before tax to net cash flows:
Finance costs	13,666	12,856	155	29,713	23,649	285
Depreciation and amortisation	3,955	4,433	53	7,784	8,626	104
Change in fair value of warrants	(3)	(73)	(1)	(1,062)	(167)	(2)
Provision for operation and maintenance equalisation	(8)	81	1	(97)	119	1
Share based payments	450	380	5	965	694	8
Interest income	(1,077)	(1,379)	(17)	(1,616)	(2,650)	(32)
Others	200	879	11	132	740	9
Working capital adjustments:
(Increase) / decrease in trade receivables	4,881	337	4	(3,500)	1,505	18
(Increase) / decrease in inventories	(36)	56	1	(131)	(377)	(5)
(Increase) / decrease in other current financial assets	(520)	(1,477)	(18)	(1,062)	(1,449)	(17)
(Increase) / decrease in other non-current financial assets	0	133	2	41	98	1
(Increase) / decrease in other current assets	(546)	664	8	(3,710)	(1,551)	(19)
(Increase) / decrease in other non-current assets	16	632	8	(2)	402	5
(Increase) / decrease in prepayments	(322)	(1,003)	(12)	14	(1,526)	(18)
(Increase) / decrease in contract assets	—	(1,345)	(16)	—	(2,058)	(25)
Increase / (decrease) in other current financial liabilities	10	(319)	(4)	20	27	0
Increase / (decrease) in other current liabilities	(2,521)	(504)	(6)	(2,435)	(3,729)	(45)
Increase / (decrease) in other non-current liabilities	3	(3)	(0)	(2)	(3)	(0)
Increase / (decrease) in in trade payables	1,875	55	1	1,551	1,048	13
Increase / (decrease) in employee benefit liabilities	(15)	33	0	56	57	1
Cash generated from operations	20,570	19,155	231	28,498	32,768	394
Income tax paid (net)	(7)	(229)	(3)	(368)	(369)	(4)
Net cash generated from operating activities (a)	20,563	18,926	228	28,130	32,399	390
Cash flows from investing activities
Purchase of property, plant and equipment, intangible assets and right of use assets	(18,317)	(40,779)	(491)	(42,561)	(75,696)	(911)
Sale of property, plant and equipment	—	0	0	7	0	0
Investment in deposits having residual maturity more than 3 months and mutual funds	(111,459)	(84,673)	(1,019)	(173,759)	(169,366)	(2,039)
Redemption of deposits having residual maturity more than 3 months and mutual funds	122,763	76,291	918	195,117	148,880	1,792
Deferred consideration received during the period	—	—	—	19	1,115	13
Disposal of subsidiaries, net of cash	—	1,315	16	—	1,315	16
Acquisition of subsidiaries, net of cash acquired	—	—	—	(90)	—	—
Purchase consideration paid	(30)	(222)	(3)	(30)	(445)	(5)
Proceeds from interest received	92	762	9	637	1,535	18
Contribution to investment funds	(353)	(92)	(1)	(353)	(92)	(1)
Loans given	—	(108)	(1)	—	(108)	(1)
Investment in jointly controlled entities	—	(10)	(0)	—	(10)	(0)
Net cash used in investing activities (b)	(7,305)	(47,516)	(572)	(21,013)	(92,872)	(1,118)
Cash flows from financing activities
Shares bought back, held as treasury stock	(5,009)	(1,445)	(17)	(6,182)	(3,505)	(42)
Shares issued during the period	—	2	0	14	2	0
Payment for acquisition of interest from non-controlling interest	(15)	2	0	(34)	(135)	(2)
Payment of lease liabilities (including payment of interest expense)	(146)	(164)	(2)	(226)	(287)	(3)
Proceeds from shares and debentures issued by subsidiaries	7,930	2,575	31	9,559	6,986	84
Proceeds from long term interest-bearing loans and borrowings	25,710	66,214	797	70,905	88,664	1,067
Repayment of long term interest-bearing loans and borrowings	(34,656)	(11,623)	(140)	(86,990)	(32,698)	(394)
Proceeds from short term interest-bearing loans and borrowings	20,509	15,941	192	51,190	65,116	784
Repayment of short term interest-bearing loans and borrowings	(15,266)	(27,089)	(326)	(32,072)	(56,056)	(675)
Interest paid (including settlement gain / loss on derivative instruments)	(11,570)	(11,508)	(139)	(16,130)	(21,383)	(257)
Net cash (used in) / generated from financing activities (c)	(12,513)	32,905	396	(9,966)	46,704	562
Net increase / (decrease) in cash and cash equivalents (a) + (b) + (c)	745	4,315	52	(2,849)	(13,769)	(166)
Cash and cash equivalents at the beginning of the period	24,832	20,094	242	28,379	38,182	460
Effects of exchange rate changes on cash and cash equivalents	39	24	0	86	20	0
Cash and cash equivalents at the end of the period	25,616	24,433	294	25,616	24,433	294
Components of cash and cash equivalents
Cash and cheque on hand	1	1	0	1	1	0
Balances with banks:
- On current accounts	25,615	10,404	125	25,615	10,404	125
- Deposits with original maturity of less than 3 months	—	14,028	169	—	14,028	169
Total cash and cash equivalents	25,616	24,433	294	25,616	24,433	294

RENEW ENERGY GLOBAL PLC

Unaudited Non-IFRS metrices

(INR and US$ amounts in millions)

Reconciliation of Net (loss) / profit to Adjusted EBITDA for the periods indicated:

	For the three months ended September 30,			For the six months ended September 30,
	2022	2023	2023	2022	2023	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)	(INR)	(INR)	(USD)
(Loss) / profit for the period	(986)	3,771	45	(1,090)	6,754	81
Less: Finance income and fair value change in derivative instruments	(718)	(1,163)	(14)	(1,318)	(2,684)	(32)
Add: Share in loss of jointly controlled entities	-	49	1	-	85	1
Add: Depreciation and amortisation	3,955	4,433	53	7,784	8,626	104
Add: Finance costs and fair value change in derivative instruments	13,963	12,953	156	30,158	24,030	289
Less: Change in fair value of warrants	(3)	(73)	(1)	(1,062)	(167)	(2)
Add: Income tax expense	1,548	948	11	2,929	2,559	31
Add: Share based payment expense and others related to listing	450	380	5	965	694	8
Adjusted EBITDA	18,209	21,298	256	38,366	39,897	480

Reconciliation of Cash flow to equity (CFe) to Adjusted EBITDA:

	For the three months ended September 30,			For the six months ended September 30,
	2022	2023	2023	2022	2023	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(INR)	(INR)	(USD)	(INR)	(INR)	(USD)
Adjusted EBITDA	18,209	21,298	256	38,366	39,897	480
Add: Finance income and fair value change in derivative instruments	718	1,163	14	1,318	2,684	32
Less: Interest paid in cash	(9,437)	(9,484)	(114)	(14,644)	(17,431)	(210)
Less: Tax paid	(7)	(229)	(3)	(368)	(369)	(4)
Less: Normalised loan repayment	(2,620)	(3,974)	(48)	(4,022)	(6,547)	(79)
Add: Other non-cash items	262	1,006	12	390	1,130	14
Total CFe	7,125	9,780	118	21,040	19,364	233